20140015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.

Dear Mr. Dunn:

This is in regard to your letter dated February 21, 2014 concerning the shareholder proposal submitted by Home Missioners of America and the Ursuline Sisters of Tildonk, U.S. Province for inclusion in JPMorgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that JPMorgan Chase therefore withdraws its January 17, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Sister Barbara Aires, SC
The Sisters of Charity of Saint Elizabeth
baires@scnj.org

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

1934 Act/Rule 14a-8

February 21, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Home Missioners of America
and Ursuline Sisters of Tildonk, U.S. Province

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co. (the ***"Company"***), which hereby withdraws its request dated January 17, 2014, for no-action relief (the ***"January 17 Request"***) regarding its intention to omit Home Missioners of America (***"Home Missioners"***) and the Ursuline Sisters of Tildonk, U.S. Province (the ***"Ursuline Sisters"***) as co-sponsors of a proposal regarding a "business standards review" from the Company's proxy materials for its 2014 Annual Meeting of Shareholders. The Company asserted that the Home Missioners and the Ursuline Sisters each failed to demonstrate sufficiently its eligibility to submit a shareholder proposal under Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), and did not provide sufficient proof of ownership upon request after receiving proper notice under Exchange Act Rule 14a-8(f)(l).

As noted in the January 17 Request, the Home Missioners and Ursuline Sisters sought to be co-sponsors of a proposal also submitted by the Sisters of Charity of Saint Elizabeth (the "***Sisters of Charity***") (and other co-proponents). The Home Missioners and Ursuline Sisters authorized the Sisters of Charity to represent them with respect to the proposal.[1] Sister Barbara Aires, S.C., Coordinator of Corporate Responsibility for the Sisters of Charity, withdrew the proposal on behalf of all proponents in a letter dated February 19, 2014, which is attached hereto as Exhibit C. Exhibit C includes a letter from Sister Barbara Aires to the Securities and Exchange Commission evidencing the proponents' withdrawal of the proposal.

---

1 See the proposal submissions of the Home Missioners and Ursuline Sisters, which are included in Exhibit A and Exhibit B, respectively.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (202) 778-1611. Please transmit your acknowledgement of the withdrawal of the Company's request to me via email at mdunn@mofo.com or facsimile at (202) 887-0763, to the co-representatives of the Home Missioners, Sandra M. Wissel via facsimile at (513) 874-1690 and Timothy Smith at tsmith@bostontrust.com, and the representative of the Ursuline Sisters, Sister Valerie Heinonen, at heinonenv@juno.com.

Sincerely,

Martin P. Dunn /sc

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Ms. Sandra M. Wissel, Home Missioners of America
Sr. Valerie Heinonen, Ursuline Sisters of Tildonk
Mr. Timothy Smith, Walden Asset Management
Mr. Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

RECEIVED BY THE

DEC 06 2013

OFFICE OF THE SECRETARY

GLENMARY home missioners

P. O. Box 465618
Cincinnati, OH
45246-5618

513.874.8900 phone
513.874.1690 fax
info@glenmary.org

December 3, 2013

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10011-2070

Dear Mr. Horan:

Home Missioners of America, hold 800 shares of JPMorgan Chase stock. As an investor we believe that companies with a commitment to customers, employees, communities and the environment will be an effective long-term investment.

We are co-filing the attached proposal for resolution in the 2014 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We intend to maintain ownership of at least $2,000 worth of JPMorgan Chase stock through the date of the next stockholder's annual meeting.

We have been a shareholder for more than one year, have held over $2,000 worth of stock and would be happy to provide verification of our ownership position upon request.

A representative will attend the shareholder's meeting to move the resolution as required by SEC rules. We consider Sisters of Charity of New Jersey as the "primary filer" of this resolution, and request that you copy correspondence both to me and to Timothy Smith (tsmith@bostontrust.com) at Walden Asset Management our investment manager. We hereby deputize Sisters of Charity of New Jersey to withdraw this resolution on our behalf.

Sincerely,

Sandra M. Wissel / RFM

Sandra M. Wissel
Treasurer / Director of Finance
The Home Missioners of America

Cc: Timothy Smith – Walden Asset Management

RECEIVED BY THE

DEC 06 2013

OFFICE OF THE SECRETARY

Business Standards Review

As shareowners of JPMorgan Chase we remember when the collapse of the mortgage market set off a chain reaction battering the economy and bringing icons of American business (General Motors, Lehman Brothers) to their knees. JPMorgan Chase was recognized for deftly managing risks,

In an abrupt reversal, JPMorgan Chase is now embroiled in multiple scandals. Eight federal agencies and multiple foreign governments are actively or recently investigated us. For example:

- In August 2013, the U.S. government brought criminal charges against two former employees for their role in a risky bet on credit derivatives resulting in a $6 billion loss. The Bank settled with the SEC and other agencies for $920 million and was forced to admit blame.

- In late July 2013, the Federal Energy Regulatory Commission (FERC) accused the company of manipulative bidding strategies in the California and Michigan electricity markets between September 2010 and November 2012. While neither admitting nor denying wrong doing, our company settled the issue with FERC for $410 million.

- In a dramatic, unprecedented settlement related to mortgage loans and mortgage securities JPMorgan Chase is paying a $13 billionsettlement, including $4 billion to mortgage customers originated by Countrywide. In addition, the bank publicly admitted responsibility rather than simply settling, while neither denying nor acknowledging guilt.

The bank spent $17.7 billion dollars on litigation-related expenses from 2008-2012 and set aside $23 billion as a reserve for future legal expenses.

While fines and settlements have been record breaking, one of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical activities, to rebuild our credibility and provide new strong, effective checks and balances within the Bank.

While press releases describe specific settlements or new reforms, the overall picture has not been reported adequately to shareholders.

Resolved: Shareowners request the Board commission a comprehensive report available to investors by October 2014 describing the steps the bank has taken to address or remedy risks and challenges such as those referenced above, including the timeline for changes and description of the review process in place to assess effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;

2. The Bank's reputational credibility problem;

3. Rebuilding commitment to ethics by staff;

4. New checks and balances mandated by the Board and management addressing risk;

5. New structures of Board accountability and oversight;

6. A description of whistle blower protection measures;

7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

RECEIVED BY THE

DEC 06 2013

OFFICE OF THE SECRETARY

MISSION®
MANAGEMENT & TRUST CO.

December 3, 2013

STATEMENT OF STOCK OWNERSHIP

To Whom It May Concern:

Mission Management & Trust Co., an Arizona corporation, is a trust company duly licensed by the Arizona Department of Financial Institutions. Mission is the securities custodian for the Home Missioners of America Annuity Main Account; with Walden Asset Management, a division of Boston Trust & Investment Management Co. as the manager of this portfolio.

We are writing to verify that, as of December 3, 2013, Home Missioners of America Annuity Main Account held 800 shares of JPMorgan Chase (cusip #46625H100). We confirm that Home Missioners of America Annuity Main Account has beneficial ownership of at least $2000.00 in market value of the voting securities of JPMorgan Chase and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

I certify under penalty of perjury under the laws of the State of Arizona that the above statement is true and correct.

Should you require further information, please feel free to contact us.

Executed this 3rd day of December, 2013.

Cynthia L. Sprague
Vice President
Director of Operations

3567 E. Sunrise Drive, Suite 235 • Tucson, Arizona 85718-3250 • Web Site: www.missiontrust.com
E-mail: info@missiontrust.com • (520) 577-5559 • Fax: (520) 577-6781

Exhibit B

Ursuline Sisters of Tildonk
UNITED STATES PROVINCE
81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
FAX: (718) 969-4276

December 9, 2013

James Dimon, CEO
J.P. Morgan Chase & Company
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, I am authorized to submit the following resolution which requests the Board to commission a comprehensive report available to investors describing steps our Company has taken to address or remedy risks and challenges such as our reputational credibility problem; rebuilding commitment to ethics and measures to protect whistle blowers, including the timeline for changes and description of the process to assess implementation and effectiveness of such reforms. It is filed for inclusion in the 2014 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Ursuline Sisters of Tildonk believe that all corporations should implement and assess its business standards, codes of conduct and doing business. While we may not believe it, given the racism and vindictiveness in the U.S., if we ignore the common good and the codes naming JPMC's business values system, we face reputational, litigation and financial risks. The Ursulines are particularly concerned about lending for environmentally sustainable, affordable apartments and housing for the working class and servicing of mortgages for the many families that have lost their homes and whose jobs are gone since the 2008 market collapse. The Ursuline Sisters of Tildonk are among the investors raising questions about the security of loan products and calling for transparency about the programs, hiring and training of employees and reports on metrics which reflect success in fulfilling the human right to shelter.

The Ursuline Sisters of Tildonk is the beneficial owner of at least $2000 worth of shares of JPMorgan Chase & Company stock. Verification of ownership is being sent separately by our custodian, which is a DTC participant. We have held the shares for more than one year and will continue to hold the stock through the date of the annual shareowners' meeting to be present in person or by proxy. I, on behalf of the Ursuline Sisters, designate the Sisters of Charity of St. Elizabeth with Sister Barbara Aires, S.C. as the lead filer to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Ursuline Sisters of Tildonk, U.S. Province
205 Ave C #10E, NY NY 10009
heinonenv@juno.com

Business Standards Review

As shareowners of JPMorgan Chase we remember when the collapse of the mortgage market set off a chain reaction battering the economy and bringing icons of American business (General Motors, Lehman Brothers) to their knees. JPMorgan Chase was recognized for deftly managing risks.

In an abrupt reversal, JPMorgan Chase is now embroiled in multiple scandals: Eight federal agencies and multiple foreign governments are actively or recently investigated us. For example:

- In August 2013, the U.S. government brought criminal charges against two former employees for their role in a risky bet on credit derivatives resulting in a $6 billion loss. The Bank settled with the SEC and other agencies for $920 million and was forced to admit blame.
- In late July 2013, the Federal Energy Regulatory Commission (FERC) accused the company of manipulative bidding strategies in the California and Michigan electricity markets between September 2010 and November 2012. While neither admitting nor denying wrong doing, our company settled the issue with FERC for $410 million.
- In a dramatic, unprecedented settlement related to mortgage loans and mortgage securities JPMorgan Chase is paying a $13 billion settlement, including $4 billion to mortgage customers originated by Countrywide. In addition, the bank publicly admitted responsibility rather than simply settling, while neither denying nor acknowledging guilt.

The bank spent $17.7 billion dollars on litigation-related expenses from 2008-2012 and set aside $23 billion as a reserve for future legal expenses.

While fines and settlements have been record breaking, one of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical activities, to rebuild our credibility and provide new strong, effective checks and balances within the Bank.

While press releases describe specific settlements or new reforms, the overall picture has not been reported adequately to shareholders.

Resolved: Shareowners request the Board commission a comprehensive report available to investors by October 2014 describing the steps the bank has taken to address or remedy risks and challenges such as those referenced above, including the timeline for changes and description of the review process in place to assess effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A description of whistle blower protection measures;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

RECEIVED BY THE

DEC 10 2013

OFFICE OF THE SECRETARY

Exhibit C

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

February 19, 2014

Mr. Anthony J. Horan
Corporate Secretary
J.P. Morgan Chase
270 Park Avenue
New York, NY 10017

Dear Mr. Horan,

Pursuant to fruitful and instructive dialogue with you and representatives of J.P. Morgan Chase, I am authorized by the Sisters of Charity of Saint Elizabeth and the other filers **to withdraw a resolution** we filed with the Company entitled, "Report on Business Standards Review", for inclusion in the 2014 proxy statement for consideration of the shareholders.

Enclosed is copy of my withdrawal letter to the Securities and Exchange Commission.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
Sisters of Charity of Saint Elizabeth

cc Securities and Exchange Commission

Enc

SBA/an

SISTERS OF CHARITY OF SAINT ELIZABETH • NEW JERSEY • MDCCCLIX

BAIRES@SCNJ.ORG

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

February 19, 2014

Securities Exchange Commission
100 F. Street, NE
Washington, DC 20549

Dear Madam/Sir:

Pursuant to successful negotiations with representatives of J.P. Morgan Chase, I am authorized by the Sisters of Charity of Saint Elizabeth and the other filers **to withdraw a resolution** filed with the Company entitled, "Report on Business Standards Review", for inclusion in the 2014 proxy statement for consideration of the shareholders.

Enclosed is a copy of my letter to Mr. Anthony Horan, Corporate Secretary, J.P. Morgan Chase.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility
Sisters of Charity of Saint Elizabeth

Encs

SBA/an

SISTERS OF CHARITY OF SAINT ELIZABETH
GOOD CHARITY
MDCCCLIX
NEW JERSEY

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP
NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.
TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 17, 2014

VIA E-MAIL (Shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Home Missioners of America
and Ursuline Sisters of Tildonk, U.S. Province

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation ("***Company***"), requesting confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits each of Home Missioners of America ("***Home Missioners***") and the Ursuline Sisters of Tildonk, U.S. Province (the "***Ursuline Sisters***") (each of Home Missioners and Ursuline Sisters is referred to herein as a "***Proponent***" and, collectively, as the "***Proponents***") as co-sponsors of a proposal regarding a "business standards review" (the "***Proposal***") submitted for inclusion in the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the "***2014 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to each Proponent.

Copies of the Proposal submitted by each Proponent, the cover letter submitting each Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.[1]

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@mofo.com, to the co-representatives of Home Missioners, Sandra M. Wissel, via facsimile at (513) 874-1690 and Timothy Smith at tsmith@bostontrust.com, and the representative of Ursuline Sisters, Sr. Valerie Heinonen, at heinonenv@juno.com.

I. PROCEDURAL HISTORY

December 6, 2013	Home Missioners submits via FedEx the Proposal, dated December 3, 2013; this submission does not include any written proof of Home Missioners' ownership of the Company's stock.
December 10, 2013	Ursuline Sisters submits via U.S. Postal Service the Proposal, dated December 9, 2013; this submission does not include any written proof of Ursuline Sisters' ownership of the Company's stock.
December 10, 2013	The Company receives a proof of ownership from Mission Management & Trust Co., dated December 3, 2013, verifying Home Missioners' ownership of the Company's stock.
December 19, 2013	After confirming that neither Home Missioners nor Mission Management & Trust Co. was a shareholder of record, the Company notified Home Missioners, via FedEx, of the requirements of Rule 14a-8(b), its view that

1 Other co-sponsors of the Proposal, all of which provided proof of ownership of the Company's shares either with their submission or upon notice from the Company, include Sisters of Charity of Saint Elizabeth, the Missionary Oblates of Mary Immaculate, the Sisters of St. Dominic of Caldwell New Jersey, the Maryknoll Fathers and Brothers (Catholic Foreign Mission Society of America), the Tides Foundation, Daniel Atschuler, Maryknoll Sisters of St. Dominic Inc., The Russell Family Foundation, Libra Fund, Limited Partnership, Dominican Sisters of Hope, Mercy Investment Services, Inc., and Friends Fiduciary Corporation. Correspondence from these co-sponsors is not included in Exhibit A.

	Home Missioners' submission failed to meet the requirements of that paragraph of the rule, and the requirement that those deficiencies be cured within 14 days of receipt of the Company's notice. *See* Exhibit B. Home Missioners received this notification on December 20, 2013.[2] Home Missioners has not responded to the Company's notification.
December 19, 2103	After confirming that Ursuline Sisters was a not a shareholder of record, the Company notified Ursuline Sisters, via FedEx, of the requirements of Rule 14a-8(b), its view that Ursuline Sisters' submission failed to meet the requirements of that paragraph of the rule, and the requirement that those deficiencies be cured within 14 days of receipt of the Company's notice. *See* Exhibit C. Ursuline Sisters received this notification on December 20, 2013.[3] Ursuline Sisters has not responded to the Company's notification.
January 3, 2013	The 14-day deadline for responding to the Company's notice of the eligibility and procedural deficiencies passes without either Proponent submitting any additional proof of ownership to the Company.

II. SUMMARY OF THE PROPOSAL

As set forth above, the Company received a letter from each Proponent, as co-sponsors, containing the Proposal for inclusion in the Company's 2014 Proxy Materials. The Proposal requests the Company's Board of Directors commission a "business standards review," including certain detailed information set forth in the Proposal.

---

2 Also included in Exhibit B is a copy of the FedEx tracking report showing the delivery date of the Company's notice.

3 Also included in Exhibit C is a copy of the FedEx tracking report showing the delivery date of the Company's notice.

III. EXCLUSION OF THE PROPOSAL

A. Basis for Excluding the Proposal

As discussed more fully below, the Company believes that it may properly exclude each Proponent as a co-sponsor of the Proposal in its 2014 Proxy Materials in reliance on Rule 14a-8(f), as neither Proponent provided sufficient proof of ownership of the Company's common stock as of the date each Proponent submitted the Proposal, as required by Rule 14a-8(b).[4]

B. Each Proponent May Be Excluded As a Co-Sponsor of the Proposal in Reliance on Rule 14a-8(f), as Neither Proponent Has Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." When the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. *See* Staff Legal Bulletin No. 14 (Jul. 13, 2001).

Rule 14a-8(b) requires a shareholder to demonstrate his or her eligibility to submit a proposal for inclusion in a company's proxy materials as of the date the shareholder submits the proposal. *See AT&T Inc.* (Dec. 16, 2010) (concurring with the exclusion of a co-proponent where the proposal was submitted November 10, 2010 and the record holder's one-year verification was as of October 31, 2010); and *Hewlett-Packard Co.* (Jul. 28, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010).

---

4 Please note that on January 17, 2014, we submitted on behalf of the Company a request seeking that the Staff concur in the Company's view that the Proposal may be properly omitted, in its entirety, from the Company's 2014 Proxy Materials in reliance on Rule 14a-8. If the Staff concurs with the Company's view in that request, the Company will withdraw this separate request as unnecessary. If the Staff should be of the view that the Company is required to include the Proposal in its 2014 Proxy Materials, we have prepared this request to address the procedural ineligibility of the Proponents.

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if a shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice. The Company received the Proposal from Home Missioners on December 6, 2013 and Ursuline Sisters on December 10, 2013. The submissions of each of Home Missioners and Ursuline Sisters did not include any written proof of ownership of Company stock. On December 10, 2013 the Company received a letter from Mission Management & Trust Co. verifying the Home Missioners' ownership of the Company's stock. The Company determined that neither of the Proponents nor Mission Management & Trust Co. were record holders of the Company's stock. The Company then provided notice to each Proponent, within 14 days of its receipt of the Proposal, that the proof of ownership submitted by each Proponent did not satisfy the requirements of Rule 14a-8. The Company's notice included:

- A description of the eligibility requirements of Rule 14a-8(b);

- A statement explaining that sufficient proof of ownership had not been received by the Company – *i.e.*, "Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $ 2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement";

- An explanation of what the Proponent should do to comply with the rule – *i.e.*, "[t]o remedy this defect, you must submit sufficient proof of ownership" through the submission of a written statement from the record holder or by the submission of a copy of a Schedule 13D/13G or Form 3/4/5 filed with the Commission;

- A description of the required proof of ownership in a manner that was consistent with the guidance contained in SLB 14F – *i.e.*, "[i]n SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ('DTC') participants will be viewed as 'record' holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx";

- A statement calling the Proponent's attention to the 14-day deadline for responding to the Company's notice – *i.e.*, "[f]or the Proposal to be eligible for inclusion in [the Company's] proxy materials for [the Company's] 2014 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in the letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter"; and

- A copy of Rule 14a-8 and SLB 14F.

As of the date of this letter, neither Proponent has provided the Company with any written support from a broker or bank that is a DTC participant demonstrating that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 Annual Meeting of Shareholders for at least one year by the date on which the respective Proponent submitted the Proposal. In this regard, Ursuline Sisters has provided no written support of any kind.

When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1), the Staff has consistently permitted the omission of shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when a proponent has not provided appropriate proof of ownership. *See Anadarko Petroleum Corporation* (Jan. 26, 2011) (concurring with the exclusion of a shareholder as a co-sponsor of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the co-proponent "failed to supply, within 14 days of receipt of Anadarko's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)").

The Proposal was submitted by each Proponent as set forth above. As discussed above, within 14 days of receipt of the Proposal, the Company properly gave notice to each Proponent that it was not a record holder of the Company and, therefore, must satisfy the stock ownership requirements of Rule 14a-8(b) by providing written proof of ownership from the "record" holder of its securities that was a DTC participant. *See* Exhibits B and C. Neither Proponent has provided the Company with any written support from a broker or bank that is a DTC participant demonstrating that the Proponent continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 Annual Meeting of Shareholders for at least one year by the date on which the Proposal was submitted by the respective Proponent. Accordingly, the Company believes that it may properly exclude each Proponent as a co-sponsor of the Proposal in its 2014 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit each of Home Missioners and Ursuline Sisters as a co-sponsor of the Proposal in its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits each Proponent as one of the named co-sponsors of the Proposal in its 2014 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Ms. Sandra M. Wissel, Home Missioners of America
Sr. Valerie Heinonen, Ursuline Sisters of Tildonk
Mr. Timothy Smith, Walden Asset Management
Mr. Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

EXHIBIT A

RECEIVED BY THE

DEC 06 2013

OFFICE OF THE SECRETARY

GLENMARY home missioners

P. O. Box 465618
Cincinnati, OH
45246-5618

513.874.8900 phone
513.874.1690 fax
info@glenmary.org

December 3, 2013

Mr. Anthony Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10011-2070

Dear Mr. Horan:

Home Missioners of America. hold 800 shares of JPMorgan Chase stock. As an investor we believe that companies with a commitment to customers, employees, communities and the environment will be an effective long-term investment.

We are co-filing the attached proposal for resolution in the 2014 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We intend to maintain ownership of at least $2,000 worth of JPMorgan Chase stock through the date of the next stockholder's annual meeting.

We have been a shareholder for more than one year, have held over $2,000 worth of stock and would be happy to provide verification of our ownership position upon request.

A representative will attend the shareholder's meeting to move the resolution as required by SEC rules. We consider Sisters of Charity of New Jersey as the "primary filer" of this resolution, and request that you copy correspondence both to me and to Timothy Smith (tsmith@bostontrust.com) at Walden Asset Management our investment manager. We hereby deputize Sisters of Charity of New Jersey to withdraw this resolution on our behalf.

Sincerely,

Sandra M. Wissel
Treasurer / Director of Finance
The Home Missioners of America

Cc: Timothy Smith – Walden Asset Management

Catholic Missioners Serving Rural America Since 1939
www.glenmary.org

RECEIVED BY THE

DEC 06 2013

OFFICE OF THE SECRETARY

Business Standards Review

As shareowners of JPMorgan Chase we remember when the collapse of the mortgage market set off a chain reaction battering the economy and bringing icons of American business (General Motors, Lehman Brothers) to their knees. JPMorgan Chase was recognized for deftly managing risks.

In an abrupt reversal, JPMorgan Chase is now embroiled in multiple scandals. Eight federal agencies and multiple foreign governments are actively or recently investigated us. For example:

- In August 2013, the U.S. government brought criminal charges against two former employees for their role in a risky bet on credit derivatives resulting in a $6 billion loss. The Bank settled with the SEC and other agencies for $920 million and was forced to admit blame.

- In late July 2013, the Federal Energy Regulatory Commission (FERC) accused the company of manipulative bidding strategies in the California and Michigan electricity markets between September 2010 and November 2012. While neither admitting nor denying wrong doing, our company settled the issue with FERC for $410 million.

- In a dramatic, unprecedented settlement related to mortgage loans and mortgage securities JPMorgan Chase is paying a $13 billionsettlement, including $4 billion to mortgage customers originated by Countrywide. In addition, the bank publicly admitted responsibility rather than simply settling, while neither denying nor acknowledging guilt.

The bank spent $17.7 billion dollars on litigation-related expenses from 2008-2012 and set aside $23 billion as a reserve for future legal expenses.

While fines and settlements have been record breaking, one of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical activities, to rebuild our credibility and provide new strong, effective checks and balances within the Bank.

While press releases describe specific settlements or new reforms, the overall picture has not been reported adequately to shareholders.

Resolved: Shareowners request the Board commission a comprehensive report available to investors by October 2014 describing the steps the bank has taken to address or remedy risks and challenges such as those referenced above, including the timeline for changes and description of the review process in place to assess effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A description of whistle blower protection measures;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

RECEIVED BY THE

DEC 06 2013

OFFICE OF THE SECRETARY

MISSION®
MANAGEMENT & TRUST CO.

December 3, 2013

STATEMENT OF STOCK OWNERSHIP

To Whom It May Concern:

Mission Management & Trust Co., an Arizona corporation, is a trust company duly licensed by the Arizona Department of Financial Institutions. Mission is the securities custodian for the Home Missioners of America Annuity Main Account; with Walden Asset Management, a division of Boston Trust & Investment Management Co. as the manager of this portfolio.

We are writing to verify that, as of **December 3, 2013**, Home Missioners of America Annuity Main Account held **800 shares of JPMorgan Chase (cusip #46625H100)**. We confirm that Home Missioners of America Annuity Main Account has beneficial ownership of at least $2000.00 in market value of the voting securities of **JPMorgan Chase** and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

I certify under penalty of perjury under the laws of the State of Arizona that the above statement is true and correct.

Should you require further information, please feel free to contact us.

Executed this 3rd day of December, 2013.

Cynthia L. Sprague
Vice President
Director of Operations

3567 E. Sunrise Drive, Suite 235 • Tucson, Arizona 85718-3250 • Web Site: www.missiontrust.com
E-mail: info@missiontrust.com • (520) 577-5559 • Fax: (520) 577-6781

Ursuline Sisters of Tildonk
UNITED STATES PROVINCE
81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
FAX: (718) 969-4275

December 9, 2013

James Dimon, CEO
J.P. Morgan Chase & Company
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, I am authorized to submit the following resolution which requests the Board to commission a comprehensive report available to investors describing steps our Company has taken to address or remedy risks and challenges such as our reputational credibility problem; rebuilding commitment to ethics and measures to protect whistle blowers, including the timeline for changes and description of the process to assess implementation and effectiveness of such reforms. It is filed for inclusion in the 2014 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Ursuline Sisters of Tildonk believe that all corporations should implement and assess its business standards, codes of conduct and doing business. While we may not believe it, given the racism and vindictiveness in the U.S., if we ignore the common good and the codes naming JPMC's business values system, we face reputational, litigation and financial risks. The Ursulines are particularly concerned about lending for environmentally sustainable, affordable apartments and housing for the working class and servicing of mortgages for the many families that have lost their homes and whose jobs are gone since the 2008 market collapse. The Ursuline Sisters of Tildonk are among the investors raising questions about the security of loan products and calling for transparency about the programs, hiring and training of employees and reports on metrics which reflect success in fulfilling the human right to shelter.

The Ursuline Sisters of Tildonk is the beneficial owner of at least $2000 worth of shares of JPMorgan Chase & Company stock. Verification of ownership is being sent separately by our custodian, which is a DTC participant. We have held the shares for more than one year and will continue to hold the stock through the date of the annual shareowners' meeting to be present in person or by proxy. I, on behalf of the Ursuline Sisters, designate the Sisters of Charity of St. Elizabeth with Sister Barbara Aires, S.C. as the lead filer to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Ursuline Sisters of Tildonk, U.S. Province
205 Ave C #10E, NY NY 10009
*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED BY THE
DEC 10 2013
OFFICE OF THE SECRETARY

Business Standards Review

As shareowners of JPMorgan Chase we remember when the collapse of the mortgage market set off a chain reaction battering the economy and bringing icons of American business (General Motors, Lehman Brothers) to their knees. JPMorgan Chase was recognized for deftly managing risks.

In an abrupt reversal, JPMorgan Chase is now embroiled in multiple scandals. Eight federal agencies and multiple foreign governments are actively or recently investigated us. For example:

- In August 2013, the U.S. government brought criminal charges against two former employees for their role in a risky bet on credit derivatives resulting in a $6 billion loss. The Bank settled with the SEC and other agencies for $920 million and was forced to admit blame.
- In late July 2013, the Federal Energy Regulatory Commission (FERC) accused the company of manipulative bidding strategies in the California and Michigan electricity markets between September 2010 and November 2012. While neither admitting nor denying wrong doing, our company settled the issue with FERC for $410 million.
- In a dramatic, unprecedented settlement related to mortgage loans and mortgage securities JPMorgan Chase is paying a $13 billion settlement, including $4 billion to mortgage customers originated by Countrywide. In addition, the bank publicly admitted responsibility rather than simply settling, while neither denying nor acknowledging guilt.

The bank spent $17.7 billion dollars on litigation-related expenses from 2008-2012 and set aside $23 billion as a reserve for future legal expenses.

While fines and settlements have been record breaking, one of the biggest dangers is to our reputation. Regulators lack faith that we are capable of managing business risks. Our business is negatively affected with clients, consumers and the public.

We believe shareholders deserve a full report on what the bank has done to end these unethical activities, to rebuild our credibility and provide new strong, effective checks and balances within the Bank.

While press releases describe specific settlements or new reforms, the overall picture has not been reported adequately to shareholders.

Resolved: Shareowners request the Board commission a comprehensive report available to investors by October 2014 describing the steps the bank has taken to address or remedy risks and challenges such as those referenced above, including the timeline for changes and description of the review process in place to assess effectiveness of such reforms. The report may omit proprietary information and be prepared at reasonable cost.

1. A list of each major legal issue under investigation or settled;
2. The Bank's reputational credibility problem;
3. Rebuilding commitment to ethics by staff;
4. New checks and balances mandated by the Board and management addressing risk;
5. New structures of Board accountability and oversight;
6. A description of whistle blower protection measures;
7. The compensation package of top executives and responsible staff involved in or accountable for oversight of these scandals, including the process for clawbacks and positive incentives reinforcing responsible behavior going forward.

RECEIVED BY THE

DEC 10 2013

OFFICE OF THE SECRETARY

Exhibit B

From: Caracciolo, Irma R.
Sent: Thursday, December 19, 2013 3:12 PM
To: 'tsmith@bostontrust.com'
Cc: Horan, Anthony; Reddish, Carin S; Vincent, Robert Legal
Subject: JPMC Proxy - Proposal - Home Missioners of America

Dear Tim:
Attached is a copy of our letter regarding the shareholder proposal submitted by Home Missioners of America for inclusion in the proxy materials relating to JPMC's 2014 Annual Meeting of Shareholders. This copy is provided as requested by the proponent.

Regards
Irma Caracciolo

Irma R. Caracciolo | JPMorgan Chase |Vice President and Assistant Corporate Secretary |270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017 | ☎ W: 212-270-2451 | F: 212-270-4240 | F: 646-534-2396| caracciolo_irma@jpmorgan.com

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 18, 2013

VIA OVERNIGHT DELIVERY

Ms. Sandra M. Wissel
Treasurer, Director of Finance
Home Missioners of America
PO Box 465618
Cincinnati Ohio 46246-5618

Dear Ms. Wissel:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 6, 2013, from the Home Missioners of America (the "Proponent"), the shareholder proposal titled "Business Standards Review" (the "Proposal") for consideration at JPMC's 2014 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Our records indicate that the Proponent submitted the Proposal on December 3, 2013, via Federal Express delivery; a proof of ownership letter was received on December 10, 2013, from Mission Management & Trust Co. verifying the Proponent's ownership holdings with that entity. However, the letter from Mission Management & Trust Co. alone is not sufficient to satisfy the provisions of Rule 14a-8(b) because Mission Management & Trust Co. is not the "record" holder of the Proponent's shares of JPMC. As described in greater detail below, for purposes of Rule 14a-8, only brokers or banks that are Depository Trust Company ("DTC") participants are viewed as "record" holders.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (i.e., December 3, 2013), the Proponent continuously held the requisite number of JPMC shares for at least one year.

- if the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number of shares for the one-year period.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx . If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2014 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of September 20, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21 (b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under

Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist.

LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its

authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Page 48 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit C

Caracciolo, Irma R.

From: Caracciolo, Irma R.
Sent: Thursday, December 19, 2013 3:08 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Horan, Anthony; Reddish, Carin S; Vincent, Robert Legal
Subject: JPMC Proxy - Proposal - Ursuline Sisters of Tildonk
Attachments: Rule 14a-8 (Sept 13, 2013).pdf; Staff Legal Bulletin 14F (Sept 26, 2013).pdf; [Untitled].pdf

Dear Sister Valerie:
Attached is a copy of our letter regarding the shareholder proposal submitted for inclusion in the proxy materials relating to JPMC's 2014 Annual Meeting of Shareholders.

Regards
Irma Caracciolo

Irma R. Caracciolo | JPMorgan Chase |Vice President and Assistant Corporate Secretary |270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017 | W: 212-270-2451 | F: 212-270-4240 | F: 646-534-2396| caracciolo_irma@jpmorgan.com

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 18, 2013

VIA OVERNIGHT DELIVERY

Sr. Valerie Heinonen
Director Shareholder Advocacy
Ursuline Sisters of Tildonk
205 Avenue C #10E
NY, NY 10009

Dear Sr. Valerie:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 10, 2013, from the Ursuline Sisters of Tildonk (the "Proponent"), the shareholder proposal titled Business Standards Review (the "Proposal") for consideration at JPMC's 2014 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from the Proponent that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC. In this regard, our records indicate that you submitted the Proposal on December 9, 2013.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (i.e., December 9, 2013), the Proponent continuously held the requisite number of JPMC shares for at least one year.

- if the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number of shares for the one-year period.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2014 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of September 20, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21 (b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under

Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist.

LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its

authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Page 68 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***